TransAlta Board of Directors to Evaluate Letter from LS Power

CALGARY, Alberta (July 21, 2008) – TransAlta Corporation (TSX:TA; NYSE:TAC) today announced it has received a non-binding letter from LS Power Equity Partners, an entity associated with Luminus Management LLC, and Global Infrastructure Partners regarding engaging in a dialogue about a possible acquisition of TransAlta for $39 per share in cash.

In the non-binding letter, received on Friday, July 18 after the close of markets, LS Power indicated that its possible acquisition would be structured as a plan of arrangement and be subject to completion of due diligence, TransAlta’s Board of Directors’ approval and various other conditions.

"As we did in previous matters relating to Luminus, TransAlta's Board of Directors has reconstituted its special committee of independent directors, will carefully consider the letter and will respond in due course,” said Donna Soble Kaufman, Chair of the Board of Directors. “As always, the Board will pursue the best course of action to enhance long-term value for TransAlta shareholders. There has been no offer and shareholders need not take any action.”

TransAlta’s stock reached a 52-week high of $37.60 on July 2, 2008, and traded at an average closing price of $34.59 for the quarter ended June 30, 2008.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

           Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President, Communications and Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

E-mail: Michael_Lawrence@transalta.com

E-mail: Jennifer_Pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: Jess_Nieukerk@transalta.com